Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to provide update on Great Bear project

Toronto, Ontario, February 9, 2023 – On Monday February 13, 2023, Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) will release its initial resource statement (together with a NI 43-101 Technical Report focused on geology and metallurgy) for its Great Bear project in Red Lake, Ontario, followed by a virtual review session with a short presentation.

Kinross’ management team will host this presentation and question and answer session at 10 a.m. EST on Monday February 13, 2023, to discuss the project via an audio webcast at: https://app.webinar.net/0Okn1ZlLmMX.

The call-in numbers for the conference call are as follows:

Canada & US toll-free – + 1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – +1 (240) 789-2732; Passcode: 4915537

The audio webcast will also be archived at: https://www.kinross.com/events.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

www.kinross.com